UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

THC THERAPEUTICS, INC.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

87248Q101

(CUSIP Number)

October 26, 2020

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

_____________

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Brunson Chandler & Jones, PLLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 1,500,000* (See Item 4)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,500,000* (See Item 4)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000* (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 6.3%* (See Item 4)
12.	TYPE OF REPORTING PERSON PN

* Subject to adjustment. (See Item 4)

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1.	NAME OF REPORTING PERSON Lance Brunson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0* (See Item 4)
	6.	SHARED VOTING POWER 1,500,000* (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0* (See Item 4)
	8.	SHARED DISPOSITIVE POWER 1,500,000* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000* (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 6.3%* (See Item 4)
12.	TYPE OF REPORTING PERSON IN

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1.	NAME OF REPORTING PERSON Y. Chase Chandler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0* (See Item 4)
	6.	SHARED VOTING POWER 1,500,000* (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0* (See Item 4)
	8.	SHARED DISPOSITIVE POWER 1,500,000* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000* (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 6.3%* (See Item 4)
12.	TYPE OF REPORTING PERSON IN

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1.	NAME OF REPORTING PERSON Callie Jones
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0* (See Item 4)
	6.	SHARED VOTING POWER 1,500,000* (See Item 4)
	7.	SOLE DISPOSITIVE POWER 0* (See Item 4)
	8.	SHARED DISPOSITIVE POWER 1,500,000* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000* (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 6.3%* (See Item 4)
12.	TYPE OF REPORTING PERSON IN

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ITEM 1	(a)	Name of Issuer:

THC Therapeutics, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

11700 W. Charleston Blvd. #73 Las Vegas, NV89135

ITEM 2	(a)	Name of Person Filing:

This statement is filed by Brunson Chandler & Jones, PLLC (“BCJ”) with respect to shares of common stock beneficially owned by BCJ and BCJ’s managers, Lance Brunson, Chase Chandler, and Callie Jones, with respect to the shares held by BCJ.

	(b)	Address of Principal Business Office, or, if None, Residence:

The address of the principal business office of BCJ, Lance Brunson, Chase Chandler, and Callie Jones is:

Walker Center 175 S. Main Street, Suite 1410
Salt Lake City, UT84111

	(c)	Citizenship:

BCJ is a Utah professional limited liability company.
Lance Brunson, Chase Chandler, and Callie Jones are United States citizens.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

87248Q101

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ITEM 3:	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(I)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See item 9 of cover pages.

	(b)	Percent of class: See item 11 of cover pages.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

		(ii)	Shared power to vote or to direct the vote:

		(iii)	Sole power to dispose or to direct the disposition of:

		(iv)	Shared power to dispose or to direct the disposition of:

See items 5-8 of cover pages.

On October 26, 2020, BCJ was issued 15,000 shares of Series A Preferred Stock of the issuer (the “Preferred Stock”), for uncompensated legal services rendered between November 1, 2018, and January of 2020. BCJ does not own any other shares of Series A Preferred Stock or common stock of the issuer. The Preferred Stock converts into 1,500,000 shares of common stock of the issuer at the election of the holder, such that BCJ is deemed to beneficially own, pursuant to Rule 13d-3(d)(1)(i), 1,500,000 shares of common stock of the issuer, or approximately 6.3% of the issuer’s common stock deemed to be outstanding as of October 28, 2020 (23,680,692 shares of common stock, consisting of 22,180,692 shares of common stock reported by the issuer’s transfer agent to OTCMarkets.com as outstanding on October 28, 2020, plus 1,500,000 shares of common stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i)).

BCJ is not a registered broker-dealer or an affiliate of a registered broker-dealer. Voting and dispositive power with respect to shares of common stock owned by BCJ is shared by its three managers, Lance Brunson, Chase Chandler, and Callie Jones.Lance Brunson, Chase Chandler, and Callie Jones directly own no shares of the issuer. However, by reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Lance Brunson, Chase Chandler, and Callie Jones may be deemed to beneficially own or control the shares owned by BCJ. Lance Brunson, Chase Chandler, and Callie Jones are each managers of BCJ, and one-third beneficial owners of BCJ.

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ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ☐

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8:	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9:	Notice of Dissolution of Group.

Not Applicable.

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Brunson Chandler & Jones, PLLC

Dated: October 28, 2020	By:	/s/ Lance Brunson
	Name:	Lance Brunson
	Its:	Manager

/s/ Lance Brunson
Lance Brunson

/s/ Y. Chase Chandler
Chase Chandler

/s/ Callie Jones
Callie Jones

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